UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):  March 9, 2015

VERITEX HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Texas	001-36682	27-0973566
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

8214 Westchester Drive, suite 400

Dallas, Texas 75225

 (Address of principal executive offices)

(972) 349-6200

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒                 Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01  Entry into a Material Definitive Agreement.

On March 9, 2015, Veritex Holdings, Inc., a Texas corporation (“Veritex”), and parent holding company of Veritex Community Bank (“Veritex Bank”), and IBT Bancorp, Inc., a Texas corporation (“IBT”), and parent holding company of Independent Bank of Texas, Irving, Texas, entered into an Agreement and Plan of Reorganization (the “Agreement”) pursuant to which IBT will merge with and into Veritex.

Under the terms of the Agreement, Veritex will issue 1,185,185 shares of Veritex common stock and approximately $4.0 million in cash to existing shareholders of IBT, subject to certain conditions and potential adjustments as described in the Agreement. The Agreement contains certain customary representations and warranties and covenants by Veritex and IBT. The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval of the shareholders of IBT.  The transaction is expected to close during the third quarter of 2015, although delays could occur.

The foregoing summary of the Agreement is not complete and is qualified in its entirety by reference to the complete text of such document, which is filed as Exhibit 2.1 to this Current Report on Form 8-K.

Item 7.01  Regulation FD Disclosure.

On March 9, 2015, Veritex issued a press release announcing the execution of the Agreement and related information, a copy of which is attached to this Current Report on Form 8-K as Exhibit 99.1.

On March 9, 2015, Veritex posted an Investor Presentation regarding the proposed business combination with IBT to the “Investor Relations” section of its Web site. A copy of the presentation is furnished as Exhibit 99.2 to this current report on Form 8-K. The foregoing description is qualified in its entirety by reference to such exhibit and the agreements described therein. Veritex is not undertaking to update this presentation.

As provided in General Instruction B.2 to Form 8-K, the information furnished as Exhibit 99.1 and Exhibit 99.2 of this Current Report on Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01  Financial Statements and Exhibits.

(d)  Exhibits.  The following are filed as exhibits to this Current Report on Form 8-K:

Exhibit
Number	Description of Exhibit

2.1	Agreement and Plan of Reorganization by and between Veritex Holdings, Inc. and IBT Bancorp, Inc., dated March 9, 2015

99.1	Press Release issued by Veritex Holdings, Inc., dated March 9, 2015.

99.2	Veritex Holdings, Inc. Investor Presentation dated March 9, 2015.

Notes

In connection with the proposed merger, Veritex will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Veritex common stock to be issued to the shareholders of IBT Bancorp, Inc. as consideration in the merger. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of IBT Bancorp, Inc. seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT VERITEX, IBT BANCORP, INC. AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related proxy statement/prospectus, when filed, as well as other documents filed with the Securities and Exchange Commission by Veritex through the web site maintained by the Securities and Exchange Commission at www.sec.gov. Documents filed with the Securities and Exchange Commission by Veritex will also be available free of charge by directing a request by phone, email or mail to Veritex Holdings, Inc., 8214 Westchester Drive, Suite 400, Dallas, Texas 75225 Attn: Investor Relations. Veritex’s telephone number is (972) 349-6200.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Veritex Holdings, Inc.

By:	/s/ C. Malcolm Holland, III
C. Malcolm Holland, III
Chairman and Chief Executive Officer

Date: March 9, 2015

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

2.1	Agreement and Plan of Reorganization by and between Veritex Holdings, Inc. and IBT Bancorp, Inc., dated March 9, 2015

99.1	Press Release issued by Veritex Holdings, Inc., dated March 9, 2015.

99.2	Veritex Holdings, Inc. Investor Presentation dated March 9, 2015.